Exhibit 99.1

Sky-mobi Announces Repurchase of 1,308,781 ADSs from Sequoia Capital and Adoption of 2016 Share Incentive Plan

HANGZHOU, China, April 27, 2016 - Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a mobile application platform and game publisher in China, today announced that it has entered into a share purchase agreement to repurchase from its shareholders, Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China II, L.P., an aggregate of 1,308,781 ADSs, each representing eight common shares of par value US$0.00005 per share of the Company, at a purchase price of US$2.00 per ADS (the “Share Repurchase Transaction”). The Share Repurchase Transaction is expected to be closed within 20 business days. The Share Repurchase Transaction is not part of the US$20 million share repurchase program announced in May 2014. The Company may, from time to time, repurchase shares on the open market, in negotiated transactions or otherwise in compliance with all of the conditions of Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to the US$20 million share repurchase program.

In addition, the board of directors of the Company (the “Board”) has adopted the 2016 Share Incentive Plan (the “2016 Plan”), to motivate, attract, and retain employees, directors and consultants and promote the success of the Company’s business. The maximum number of common shares that could be issued pursuant to all awards under the 2016 Plan is 15,000,000. The Board expects the awards under the 2016 Plan to be made mainly to the Company’s employees that are not directors or officers and awards granted to such employees shall not exceed the number of common shares the Company may repurchase on the open market, in privately negotiated transactions or otherwise from time to time, including the Share Repurchase Transaction.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may," "will," "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues" or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company's business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company's mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.